                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                             On2 Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   68338A-10-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Joseph B. Wollard, Esq.
                                 Citigroup Inc.
                                 425 Park Avenue
                               New York, NY 10043
                                 (212) 559-1000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 27, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                           -------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              The Travelers Insurance Company ("TIC")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              WC
--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                       |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Connecticut
--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       10,958,572**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       10,958,572**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              10,958,572**
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                           |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              20.5%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              IC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Represents (1) 1,600,000 shares of Common Stock directly beneficially owned by TIC, (2) 400,000 shares of Common Stock indirectly beneficially owned by TIC through ownership of 400,000 Preferred Stock Purchase Units ("Company Units") issued by On2 Technologies, Inc. (the "Company"), (3) options to purchase 30,000 shares of Common Stock, (4) 3,571,429 shares of the Company's Series C-VI Preferred Stock, no par value ("Series C-VI Preferred") and (5) 5,357,143 warrants ("Series C-VI Warrants"). Each Company Unit consists of one share of no par value Series A Convertible Preferred Stock ("Series A Preferred"). Each share of Series A Preferred is non-voting and may be converted at the Reporting Person's option, at any time, into one share of the Company's Common Stock. Each share of Series C-VI Preferred is non-voting and may be converted into one share of Common Stock, subject to certain terms and conditions. Each Series C-VI Warrant may be exchanged for one share of Common Stock at an exercise price of $0.56 per share, subject to certain terms and conditions.

-----------------------------                     ------------------------------
CUSIP No. 68338A-10-7              SCHEDULE 13D
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              The Travelers Indemnity Company ("Travelers Indemnity")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              WC
--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Connecticut
--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       12,682,295**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       12,682,295**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              12,682,295**
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                             |_|
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             23.9%**
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             IC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents (1) 2,934,592 shares of Common Stock directly beneficially owned by Travelers Indemnity, (2) 2,578,947 shares of the Company's Series C-IV Preferred Stock, par value of $0.01 per share ("Series C-IV Preferred"), (3) 644,741 Series C-IV Warrants ("Series C-IV Warrants"), (4) 5,227,552 shares of the Company's Series C-V Preferred Stock, par value of $0.01 per share ("Series C-V Preferred"), and (5) 1,296,463 Series C-V Warrants ("Series C-V Warrants"). Each share of Series C-IV and C-V Preferred is non-voting and may be converted into one share of Common Stock, subject to certain terms and conditions. Each Series C-IV and C-V Warrant may be exchanged for one share of Common Stock, subject to certain terms and conditions.

-----------------------------                       ----------------------------
CUSIP No. 68338A-10-7              SCHEDULE 13D
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Travelers Insurance Group Holdings Inc. (f/k/a Travelers
              Property Casualty Corp.)
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF
--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       12,682,295**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       12,682,295**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              12,682,295**
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              23.9%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares beneficially owned by Travelers Indemnity.

------------------------------                      ----------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Travelers Property Casualty Corp.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Connecticut
--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       12,682,295**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       12,682,295**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              12,682,295**

-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              23.9%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares beneficially owned by Travelers Indemnity.

-------------------------------                        -------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              PFS Services, Inc.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)             |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Georgia
--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       23,640,867**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       23,640,867**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              23,640,867**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              37.8%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares beneficially owned by Travelers Indemnity and TIC.

---------------------------                            -------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D
------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Associated Madison Companies, Inc.
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
-------------------------------------------------------------------------------
     3         SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                               |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       23,640,867**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       23,640,867**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              23,640,867**
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES*                                       |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              37.8%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares beneficially owned by Travelers Indemnity and TIC.

--------------------------                        ------------------------------
CUSIP No. 68338A-10-7            SCHEDULE 13D
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Inc.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)             |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       23,653,027**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       23,653,027**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              23,653,027**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              37.8%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares beneficially owned by Travelers Indemnity, TIC and other subsidiaries of Citigroup Inc.

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

     This Amendment No. 4, to a Schedule 13D filed on May 17, 2000, as amended by Amendment No. 1 filed on June 16, 2000, Amendment No. 2 filed on July 23, 2001, and Amendment No. 3 filed on August 17, 2001, relates to the Common Stock, par value $0.01, of On2 Technologies, Inc., formerly known as On2.com, Inc. (the "Company"), a Delaware corporation. Information contained in the original
Schedule 13D remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in this Amendment No. 4. Information given in response to each item shall be deemed incorporated by reference in all other items. Terms used and not defined herein have the meaning ascribed to them in said Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND.

     The response to Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

     (a) This Schedule 13D is being filed by (i) The Travelers Insurance Company, a Connecticut corporation ("TIC"), by virtue of its beneficial ownership of the Company's Common Stock (including securities that may be converted into Common Stock), (ii) The Travelers Indemnity Company, a Connecticut corporation ("Travelers Indemnity"), by virtue of its beneficial ownership of the Company's Common Stock (including securities that may be converted into Common Stock), (iii) Travelers Insurance Group Holdings Inc. (formerly known as Travelers Property Casualty Corp.), a Delaware corporation ("TIGHI"), by virtue of its ownership of all of the outstanding common stock of Travelers Indemnity, (iv) Travelers Property Casualty Corp., a Connecticut corporation ("TAP"), by virtue of its ownership of all of the outstanding common stock of TIGHI, (v) PFS Services, Inc., a Georgia corporation ("PFS"), by virtue of its ownership of all of the outstanding common stock of TIC and 77% of the outstanding equity of TAP, (vi) Associated Madison Companies, Inc., a Delaware corporation ("Associated Madison"), by virtue of its ownership of all of the outstanding common stock of PFS, and (vii) Citigroup Inc., a Delaware corporation ("Citigroup"), by virtue of its ownership of all the outstanding common stock of Associated Madison (collectively, the "Reporting Persons," and each a "Reporting Person").

     Attached as Schedule A is information concerning each executive officer and director of TIC, Travelers Indemnity and Citigroup. Schedule A is incorporated into and made a part of this Schedule 13D.

     (b) The address of the principal business and principal place of business of each of TIC, Travelers Indemnity, TIGHI and TAP is One Tower Square, Hartford, Connecticut 06183. The address and principal place of business of PFS is 3120 Breckinridge Boulevard, Duluth, Georgia 30199. The address and principal place of business of each of Associated Madison and Citigroup is 399 Park Avenue, New York, New York 10043.

     (c) TIC's principal business is life insurance. Travelers Indemnity's principal business is property and casualty insurance. TIGHI and TAP are holding companies principally engaged, through their subsidiaries, in property and casualty insurance. PFS and Associated Madison are holding companies principally engaged, through their subsidiaries, in insurance and related financial services. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers world-wide.

     (d) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of TIC and Travelers Indemnity is a Connecticut corporation. PFS is a Georgia corporation. Each of TIGHI, TIC, Associated Madison and Citigroup is a Delaware corporation. Except as otherwise indicated on Schedule A, to the knowledge of each Reporting Person, each executive officer and director named in Schedule A to this Schedule 13D are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The response to Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

     As consideration for the transaction described in Item 4 of this Schedule 13D, Travelers Indemnity surrendered to the Company 1,644,304 shares of Series C Preferred Stock and Series C Warrants to purchase 411,076 shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION.

     The response to Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

     Travelers Indemnity and the Company entered into a Deferred Pricing Agreement (the "Pricing Agreement") dated as of January 18, 2001, a copy of which is attached as Exhibit 2 and which is incorporated into and made a part of this Schedule 13D. The Pricing Agreement obligated the Company to undertake the following exchanges no later than December 31, 2001: (A) cancel 1,644,304 shares of the Series C Preferred Stock and in its place issue 1,849,057 shares of C-IV Preferred Stock, par value $0.01 per share ("Series C-IV Preferred"), and 4,099,678 shares of Series C-V Preferred Stock, par value $0.01 per share ("Series C-V Preferred"); and (B) cancel the Series C-1 Warrants to purchase 205,538 shares of Common Stock of the Company at an exercise price of $8.69 per share and the Series C-2 Warrants to purchase 205,538 shares of common stock at an exercise price of $10.86 per share and in their place issued 462,264 warrants with an exercise price of $2.65, subject to adjustment (the "Series C-IV Warrants"), and 1,024,920 warrants with an exercise price of $1.14, subject to adjustment (the "Series C-V Warrants"). On March 27, 2002, Travelers Indemnity received certificates from the Company for the Series C-IV and C-V Preferred and the Series C-IV and C-V warrants.

     The shares of the Series C-IV Preferred and the Series C-V Preferred are non-voting and may be converted at any time, without the payment of any additional consideration, shares of Common Stock. The Series C-IV Warrants and Series C-V Warrants may be exercised, at any time prior to 5 p.m. New York City time on March 14, 2005, to acquire shares of Common Stock at specified exercise prices.

     Pursuant to the terms of the Pricing Agreement, and in order to prevent a dilution of Travelers Indemnity's interest in the Company, the number of shares of Common Stock into which the Series C-IV Preferred and Series C-V Preferred are convertible and the number of shares of Common Stock that may be acquired on exercise of the Series C-IV Warrants and Series C-V Warrants that Travelers Indemnity beneficially owns (and the respective conversion or exercise prices per share of Common Stock) are subject to adjustment from time to time to reflect, among other events, certain issuances by the Compmany of Common Stock after September 8, 2000. As of March 31, 2002, according to information provided by the Company, Travelers Indemnity had the right to acquire 2,578,947 shares of Common Stock on conversion of Series C-IV Preferred Stock, 644,741 shares of Common Stock on exercise of Series C-IV Warrants, 5,227,552 shares of Common Stock on conversion of C-V Preferred Stock and 1,296,463 shares of Common Stock on exercise of Series C-V Warrants.

     The transactions described above were entered into for investment purposes. The Reporting Persons intend to review their investments in the Company from time to time. Depending on such review, the Reporting Persons may consider various alternative courses of action. Periodically, each of the Reporting Persons may determine to increase its investment or sell all or part of its investment in the Company through open-market purchases, privately negotiated transactions or otherwise. Such action is conditioned on prevailing market forces, including, without limitation, price and availability of shares of Common Stock, future evaluations by the Reporting Persons of the business and prospects of the Company, regulatory requirements, other investment opportunities available to the Reporting Persons and general stock market and economic conditions.

     Except as described in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedule A to this Schedule 13D, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter or by-laws or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
(i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

     The response to Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

     The percentages calculations in Item 5 of this Schedule 13D are based upon
(1) 43,968,621 shares of Common Stock outstanding as of March 31, 2002 (based on information provided to the Reporting Persons by the Company) (2) 9,358,572 shares of Common Stock issuable to TIC and (3) 9,747,703 shares of Common Stock issuable to Travelers Indemnity.

     (a) TIC. As of March 31, 2002, TIC beneficially owns 10,958,572, or 20.5%, of the Company's Common Stock, as follows: (i) TIC is the direct beneficial owner of 1,600,000 shares of Common Stock; (ii) TIC is the indirect beneficial owner of 400,000 shares of Common Stock through ownership of 400,000 Preferred Stock Purchase Units, each of which may be converted into one share of Common Stock at any time; (iii) TIC is the indirect beneficial owner of 30,000 shares of Common Stock through ownership of stock options the Company granted to Jack L, Rivkin, a member of the Company's Board of Directors, at a time when Mr. Rivkin was an employee of a subsidiary of Citigroup (Mr. Rivkin has assigned his interest in the options to TIC); (iv) TIC is the indirect beneficial owner of 3,571,429 shares of Common Stock through ownership of 3,571,429 shares of the Company's Series C-VI Preferred Stock, each of which may be exchanged, subject to certain conditions, for one share of Common Stock; and (v) TIC is the indirect beneficial owner of 5,357,143 shares of Common Stock through ownership of 5,357,143 Series C-VI Warrants, each of which may be exchanged, subject to certain conditions, for one share of Common Stock at an exercise price of $0.56 per share. TIC disclaims beneficial ownership of the 12,682,295 shares of Common Stock held by Travelers Indemnity and the 12,160 shares of Common Stock held by other subsidiaries of Citigroup.

     TRAVELERS INDEMNITY. As of March 31, 2002, Travelers Indemnity beneficially owns 12,682,295 shares, or 23.9%, of the Company's Common Stock, as follows: (i) Travelers Indemnity is the direct beneficial owner of 2,934,592 shares of Common Stock; (ii) Travelers Indemnity is the indirect beneficial owner of 2,578,947 shares of Common Stock through ownership of 2,578,947 shares of Series C-IV Preferred Stock, each of which may be converted into one share of Common Stock at any time; (iii) Travelers Indemnity is the indirect beneficial owner of 644,741 shares of Common Stock through ownership of 644,741 Series C-IV Warrants, each of which may be exchanged, subject to certain conditions, for one share of Common Stock at an exercise price of $2.65 per share; (iv) Travelers Indemnity is the indirect beneficial owner of 5,227,552 shares of Common Stock through ownership of 5,227,552 shares of Series C-V Preferred Stock, each of which may be converted into one share of Common Stock at any time; and (v) Travelers Indemnity is the indirect beneficial owner of 1,296,463 shares of Common Stock through ownership of 1,296,463 Series C-V Warrants, each of which may be exchanged, subject to certain conditions, for one share of Common Stock at an exercise price of $1.14 per share. Travelers Indemnity disclaims beneficial ownership of the 10,918,572 shares of Common Stock held by TIC and the 12,160 shares of Common Stock held by other subsidiaries of Citigroup.

     TIGHI AND TAP. As of March 31, 2002, each of TIGHI and TAP indirectly beneficially owns, exclusively through their holding company structures, 12,682,295 shares, or 23.9%, of Common Stock representing the Common Stock beneficially owned by Travelers Indemnity. Each of TIGHI and TAP disclaims beneficial ownership of the 12,160 shares of Common Stock held by other subsidiaries of Citigroup.

     PFS AND ASSOCIATED MADISON. As of March 31, 2002, each of PFS and Associated Madison indirectly beneficially owns, exclusively through their holding company structures, 23,640,867 shares, or 37.8%, of Common Stock, representing (i) 10,958,572 shares beneficially owned by TIC and (ii) 12,682,295 shares beneficially owned by Travelers Indemnity. Each of PFS and Associated Madison disclaims beneficial ownership of the 12,160 shares of Common Stock held by other subsidiaries of Citigroup.

     CITIGROUP. As of March 31, 2002, Citigroup indirectly beneficially owns, exclusively through its holding company structure, 23,653,027 shares, or 37.8%, of Common Stock, representing (i) 10,958,572 shares beneficially owned by TIC,
(ii) 12,682,295 shares beneficially owned by Travelers Indemnity and (iii) 12,160 shares beneficially owned by other subsidiaries of Citigroup.

     (b) TIC, PFS, Associated Madison and Citigroup may be deemed to share the voting and dispositive power of 10,958,572 shares of Common Stock beneficially owned by TIC. Travelers Indemnity, TIGHI, TAP, PFS, Associated Madison and Citigroup may be deemed to share the voting and dispositive power of 12,682,295 shares of Common Stock beneficially owned by Travelers Indemnity. Citigroup may be deemed to share the voting and dispositive power of 12,160 shares of Common Stock beneficially owned by other subsidiaries of Citigroup. This Schedule 13D is being filed because of TIGHI's 100% ownership interest in Travelers Indemnity, TAP's 100% ownership interest in TIGHI, PFS's 100% ownership interest in TIC and 77% ownership interest in TAP, Associated Madison's 100% ownership interest in PFS and Citigroup's 100% ownership interest in Associated Madison.

     (c) To the best knowledge of the Reporting Persons, none of the individuals named in Schedule A to this Schedule 13D has effected a transaction in shares of Common Stock during the past 60 days. In addition to the transactions set forth above in Item 4, the Reporting Persons effected the following transactions in shares of Common Stock during the past 60 days:

     TRAVELERS INDEMNITY. Travelers Indemnity sold (i) 130,125 shares of Common Stock at $0.38 per share on March 27, 2002 and (ii) 40,000 shares of Common Stock at $0.38 per share on March 28, 2002.

     (d) No person, other than TIC, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by TIC. No person, other than Travelers Indemnity, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Travelers Indemnity.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE COMPANY.

     The response to Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

     Jack L. Rivkin, who serves on the Company's Board of Directors, is no longer an employee of a subsidiary of Citigroup.

     Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or class, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT           DESCRIPTION
-------           -----------
1                 Joint Filing Agreement among the Reporting Persons

2 Deferred Pricing Agreement, dated as of January 18, 2001, by and among On2 Technologies, Inc. and The Travelers Indemnity Company.

SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2002

THE TRAVELERS INDEMNITY COMPANY

By: /s/ PAUL EDDY
    -----------------------------
Name: Paul Eddy
Title:  Assistant Secretary

TRAVELERS PROPERTY CASUALTY CORP.

By: /s/ PAUL EDDY
    -----------------------------
Name: Paul Eddy
Title:  Assistant Secretary

TRAVELERS INSURANCE GROUP HOLDINGS INC.

By: /s/ PAUL EDDY
    -----------------------------
Name: Paul Eddy
Title:  Assistant Secretary

THE TRAVELERS INSURANCE COMPANY

By: /s/ JOSEPH B. WOLLARD
    -----------------------------
Name: Joseph B. Wollard
Title:  Assistant Secretary

PFS SERVICES, INC.

By: /s/ JOSEPH B. WOLLARD
    -----------------------------
Name: Joseph B. Wollard
Title:  Assistant Secretary

ASSOCIATED MADISON COMPANIES, INC.

By: /s/ JOSEPH B. WOLLARD
    -----------------------------
Name: Joseph B. Wollard
Title:  Assistant Secretary

CITIGROUP INC.

By: /s/ JOSEPH B. WOLLARD
    -----------------------------
Name: Joseph B. Wollard
Title:  Assistant Secretary

                                   SCHEDULE A

THE TRAVELERS INSURANCE COMPANY


NAME                                TITLE
----                                -----
George C. Kokulis          Director and Executive Officer
Glenn D. Lammey            Director and Executive Officer
Marla Berman Lewitus       Director and Executive Officer
Kathleen A. Preston        Director and Executive Officer
Stuart L. Baritz           Executive Officer
Madelyn J. Lankton         Executive Officer
Brendan M. Lynch           Executive Officer
Warren H. May              Executive Officer
Laura A. Pantaleo          Executive Officer
David A. Tyson             Executive Officer
F. Denney Voss             Executive Officer

                                   SCHEDULE A

THE TRAVELERS INDEMNITY COMPANY


NAME                                TITLE
----                                -----
Jay S. Benet               Director and Executive Officer
Charles J. Clarke          Director and Executive Officer
Douglas G. Elliott         Director and Executive Officer
Joseph P. Kiernan          Director and Executive Officer
Joseph P. Lacher, Jr.      Director and Executive Officer
Brian W. MacLean           Director and Executive Officer
James M. Michener          Director and Executive Officer
Peter N. Higgins           Executive Officer
Diana E. Beecher           Executive Officer
Susan Stonehill Claflin    Executive Officer
David A. Tyson             Executive Officer
F. Denney Voss             Executive Officer
W. Douglas Willett         Executive Officer

                                   SCHEDULE A

CITIGROUP INC.


NAME                                TITLE
----                                -----
C. Michael Armstrong       Director
Alain J.P. Belda           Director (Brazil)
George David               Director
Kenneth T. Derr            Director
John M. Deutch             Director
The Honorable
Gerald R. Ford             Honorary Director
Alfredo Harp Helu          Director (Mexico)
Roberto Hernandez Ramirez  Director (Mexico)
Ann Dibble Jordan          Director
Reuben Mark                Director
Michael T. Masin           Director
Dudley C. Mecum            Director
Richard D. Parsons         Director
Andrall E. Pearson         Director
Robert E. Rubin            Director and Executive Officer
Franklin A. Thomas         Director
Sanford I. Weill           Director and Executive Officer
Arthur Zankel              Director
Winfried F.W. Bischoff     Executive Officer (United Kingdom
                             and Germany)
Michael A. Carpenter       Executive Officer
Thomas Wade Jones          Executive Officer
Deryck C. Maughan          Executive Officer (United Kingdom)
Victor J. Menezes          Executive Officer
Charles O. Prince, III     Executive Officer
William R. Rhodes          Executive Officer
Todd S. Thomson            Executive Officer
Robert B. Willumstad       Executive Officer

                                  EXHIBIT LIST


EXHIBIT           DESCRIPTION
-------           -----------
1                 Joint Filing Agreement among the Reporting Persons

2 Deferred Pricing Agreement, dated as of January 18, 2001, by and among On2 Technologies, Inc. and The Travelers
                  Indemnity Company.